AFYA LIMITED ANNOUNCES RESULTS OF

ANNUAL GENERAL MEETING HELD ON JUNE 15, 2023

Nova Lima, Minas Gerais, Brazil, June 15th, 2023 – Afya Limited, or “Afya” (Nasdaq: AFYA) announced today that the resolutions set out in its Notice of Annual General Meeting dated May 8, 2023 were duly passed at its Annual General Meeting held today: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2022; (2) the approval of João Paulo Seibel de Faria as a director of the Company with immediate effect to hold office for a two year term; (3) the approval of Vanessa Claro Lopes as a director of the Company with immediate effect to hold office for a two year term; (4) the approval of Miguel Filisbino Pereira de Paula as a director of the Company with immediate effect to hold office for a two year term; and (5) the approval of Marcelo Ken Suhara as a director of the Company with immediate effect to hold office for a two year term.

About Afya Limited

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact:

Investor Contact: ir@afya.com.br

IR Website: ir.afya.com.br